Life Transforming Medicines for Patients Living with Severe Rare Diseases April 2022 CONFIDENTIAL

Corporate Presentation This presentation contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current beliefs, expectations and assumptions of VectivBio Holding AG (the “Company,” “we” or “our”) regarding the future of its business, its future plans and strategies, clinical results, future financial condition and other future conditions. All statements other than statements of historical facts contained in this presentation, including statements regarding future results of operations and financial position, business strategy, product candidates, planned preclinical studies and clinical trials, results of clinical trials, research and development costs, regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” or “continue” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including, among other things: the ability of our clinical trials to demonstrate acceptable safety and efficacy of our lead product candidate and our development programs; the timing, progress and results of clinical trials for our lead product candidate, including statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, and our research and development programs; the timing, scope and likelihood of regulatory filings and approvals; our ability to obtain marketing approvals of our lead product candidate and to meet existing or future regulatory standards or comply with post- approval requirements; our expectations regarding our ability to fund our operating expenses and capital expenditure requirements with our cash and cash equivalents; future milestone or royalty payments to or from our licensing partners or other third-parties, and the expected timing of such payments; the use and repayment of cash from our debt facility with Kreos Capital; our expectations regarding the potential market size and the size of the patient populations for our lead product candidate, if approved for commercial use; our expectations regarding the potential advantages of our lead product candidate over existing therapies for SBS-IF and our expectations regarding potential uses of our lead product candidate to treat other indications; the success of development and commercialization of the Comet platform; our ability to develop new product candidates using the Comet platform; developments and projections relating to our competitors and our industry, including competing therapies; the impact of COVID-19 on our business, operations and prospects and on our clinical trials; our potential to enter into new collaborations; our expectations with regard to our ability to develop additional product candidates or leverage our current product candidate for other indications, and our ability to identify additional products, product candidates or technologies with significant commercial potential that are consistent with our commercial objectives; our ability to develop, acquire and advance additional product candidates into, and successfully complete, clinical trials; the commercialization and market acceptance of our lead product candidate; our marketing and manufacturing capabilities or those of third parties with which we contract; our ability to operate our businesses without infringing the intellectual property rights and proprietary technology of third parties; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates; estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital; regulatory development in the United States, Europe and other jurisdictions; and other risks described in the “Risk Factors” section of our Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F on April 7, 2022, and other subsequent filings. The forward-looking statements in this presentation represent our views as of the date of this presentation. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. No representations or warranties (expressed or implied) are made about the accuracy of any such forward-looking statements. New risk factors and uncertainties may emerge from time to time, and it is not possible to predict all risk factors and uncertainties. We file Current Reports on Form 6-K, Annual Reports on Form 20-F, and other documents with the SEC. You should read these documents for more complete information about us. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by any regulatory authorities. They are currently limited by applicable laws to investigational use, and no representation is made as to their safety or effectiveness for the purposes for which they are being investigated. Disclaimer and Forward-Looking Statements 2

Life-transforming medicines for patients living with severe rare diseases 3 Corporate Presentation

4 Deep scientific and development experience Differentiated Rare Disease Strategy Relentless focus on the patient Better outcomes tailored for patients living with significant unmet needs =+ Corporate Presentation

Building a Fully Integrated, Multi-Product Biopharmaceutical Company

Apraglutide – Pipeline in a Product

- Next-generation, long-acting GLP-2 analog
- Enhanced receptor potency, selectivity and pharmacology

Short Bowel Syndrome with Intestinal Failure (SBS-IF)

Pivotal STARS program underway:

- Potential for new standard of care
- MOA and approval path validated

Global market potential > $2 billion*

Acute Graft vs Host Disease (aGvHD)

Ph 2 initiating Q1

First-in-class

Regenerative approach to treat GI GvHD

Multiple Lifecycle Opportunities

GI, liver disease, other acute and chronic conditions

Comet Platform

Transformative platform technology

Multiple inherited metabolic diseases (IMDs)

First-in-class, modular chemistry

Targets shared metabolic dysfunction across multiple IMDs

Addresses over 75,000 patients in US and EU

Pipeline Expansion

Focus on clinical-stage rare disease programs

Rare GI, metabolic, CNS

Undervalued assets

Well-understood biology

Transformational potential

GLP-2, Glucagon-like peptide 2; MOA, mechanism of action; GI, gastrointestinal

* We estimate that the addressable global market opportunity for apraglutide, if approved, in SBS-IF, could exceed $2 billion per year through significant growth in the number of eligible patients receiving a GLP-2 analog, potentially improved compliance and persistency, and geographic expansion beyond where teduglutide is approved today.

5

VectivBio Corporate Presentation

Corporate Presentation World Class Management Team with Track Record of Success Claudia D’Augusta, Ph.D. Chief Financial Officer Alain Bernard, Ph.D. Chief Technology Officer Kevin Harris, MBA Chief Commercial Officer Christian Meyer, M.D., Ph.D. Chief Operating Officer Luca Santarelli, M.D. Founder & Chief Executive Officer Omar Khwaja, M.D., Ph.D Chief Medical Officer Scott Applebaum J.D. Chief Legal Officer Significant drug discovery, development and commercialization expertise in rare diseases 6

Rapidly Advancing Our Diversified Portfolio With the Potential to Deliver Near Term Value

Program / Indication	Study	Stage (Discovery – Preclinical – Phase 1 – Phase 2 – Phase 3)	Anticipated Upcoming Milestones
Apraglutide[1]			
Adult SBS-IF (Intend to initiate pediatric SBS-IF Phase 3 after topline results in adults)	STARS Study of Apraglutide in SBS	Pivotal (Phase 3); STARS extend *	• Top-line results: End of 2023
	STARS nutrition	Supplemental CIC Study (Phase 2)	• First readout: H2 2022
Acute Graft Versus Host Disease	STARGAZE	Proof of Concept (Phase 2)	• Interim results: H1 2023
Comet			
Methylmalonic, Propionic Acidemia & Other Organic Acidemias		VB-1197 (Preclinical)	• Ph 1 initiation: H2 2023
Urea Cycle Disorders		VB-1200 (Discovery)	
Fatty Acid Oxidation Disorders		VB-1300 (Discovery)	
Amino Acidopathies		VB-1400 (Discovery)	

SBS-IF, short bowel syndrome with intestinal failure; CIC, colon-in-continuity

1. Rights to apraglutide in Japan have been exclusively licensed to Asahi Kasei Pharma Corporation

* Long-term extension study

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VectivBio
Corporate Presentation

Next-generation GLP-2 analog Apraglutide

Corporate Presentation The GLP-2 Mechanism Has Broad Therapeutic Applications GLP-2, glucagon-like peptide 2; GI, gastrointestinal; SBS-IF, short bowel syndrome with intestinal failure; GvHD, graft-versus-host disease Drucker DJ. Gastroenterology. 2002.9 Enterocyte Proliferation Intestinal Barrier Function Intestinal Blood Perfusion Epithelial Damage GI Motility Physiological properties of GLP-2 Wide range of potential applications SBS-IF GvHD Additional opportunities: • GI • Liver disease • Other acute and chronic conditions Apraglutide represents a potential “pipeline in a product” opportunity Improves function and promotes healing and regeneration of the gut GLP-2

Apraglutide in Short Bowel Syndrome with Intestinal Failure (SBS-IF)

Short Bowel Syndrome with Intestinal Failure (SBS-IF)

A severe organ failure condition requiring life-long Parenteral Support (PS)[1]

Bowel Surgery

Intestinal resection(s) due to IBD, trauma, mesenteric infarction, bariatric surgery, etc.[1]

SBS
anatomical subtypes[1]

CIC



Stoma



Intestinal failure (IF) requires permanent PS

PS is the I.V. administration of fluids and nutrients

SBS-IF



- Increased mortality[2,4]
- Significant morbidity[2,3]
- Reduced QoL[2,5,6]
- Burden to the healthcare system[7]

Significant Number of Patients Impacted[8]

~15k U.S. & Europe | ~1k Japan

IBD: inflammatory bowel disease; CIC, colon-in-continuity; IF, intestinal failure; QoL: quality of life; I.V., intravenous

1. Pironi L et al. Clin Nutr. 2016; 2. Parrish CR et al. Gastroenterol Hepatol (N Y). 2017; 3. Billiauws L et al. J Visc Surg. 2018; 4. Schalamon J et al. Best Pract Res Clin Gastroenterol. 2003; 5. Howard L. Gastroenterology. 2006; 6. Ballinger R et al. ISPOR 2019; 7. Piamjariyakul U et al. Nurs Econ. 2010; 8. Source: Custom market research commissioned by VectivBio, Nov 2019; internal estimates.

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VectivBio
Corporate Presentation

Corporate Presentation Current GLP-2 Treatment in SBS-IF Gattex is the only approved GLP-2 Treatment 24-Month Persistency, U.S. (n=194)5 Limited reduction in PS volume and days in a subset of patients1 2-hour half-life, daily and complex subcutaneous injections2,3 Limited adoption and low persistency4,5 Months First-Generation GLP-2: Significant Unmet Needs Remain GLP-2, glucagon-like peptide 2; SBS-IF, short bowel syndrome with intestinal failure; PS, parenteral support 1. Jeppesen PB, et al. Gastroenterology. 2018; 2. Gattex® (teduglutide) for injection. Prescribing Information; 3. Revestive® Summary of Product Characteristics; 4. CRA Market Research, Nov 2019 (U.S. and EU5); 5. Symphony Health, PatientSource®, Dec 2015–Jan 2019 (analysis period of claims); patient cohort: U.S. patients starting Gattex who have had an SBS diagnosis and at least 180 days of parenteral nutrition prior to receiving Gattex and who could be followed for at least 24 months; patients are considered discontinued if they have a gap in therapy >90 days; patients are considered persistent until first event of discontinuation; 6. Takeda FY Q2 2021 report; forecasted sales of 74 Bn JPY, 110 exchange rate for conversion to USD12 74% 62% 48% 34% 0% 20% 40% 60% 80% 100% 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 Gattex FY21 ~$670M6

Corporate Presentation Apraglutide Has the Potential to Establish a New Standard of Care in SBS-IF SBS-IF, short bowel syndrome with intestinal failure;; PS, parenteral support; CIC, colon-in-continuity; GLP-2, Glucagon-like peptide 2 *Management expectations, based on clinical trials to date. 1. Eliasson J et al. JPEN J Parenter Enteral Nutr. 2021; 2. Eliasson J et al. DDW® 2021.13  Greater PS volume reduction in stoma and CIC patients  Demonstration of enteral autonomy (days off, elimination of PS)  Improved quality of life and symptoms (stool output)  Less injection site reaction, abdominal pain and nausea1,2  Weekly dosing,1,2 developing pre-filled syringe Apraglutide Target Product Profile* Enabled by improved pharmacology and development strategy Significant increase in number of GLP-2 treated patients with improved persistency

Corporate Presentation * p< 0.05 vs corresponding vehicle control.; ^p< 0.05 vs. corresponding apraglutide treatment group. GLP-2, Glucagon-like peptide 2 1. Hargrove et al. J Pharmacol Exp Ther. 2020; 2. Bolognani F et al. ESPEN 2020. Apraglutide structure translates to improved pharmacologic properties Demonstration of Enhanced Intestinal Pharmacology Apraglutide is Designed to Have Superior Pharmacologic Properties vs. Other GLP-2s 14 Daily Injection (24 hrs. Dosing Interval)1 Intestine weight 96 hours post 1st injection 60 30 nmol/kg 300 nmol/kg Sm al l I nt es tin e W et W ei gh t (% in cr ea se o ve rv eh ic le ) * *^ *^ *^ *^ * 50 40 30 20 10 0 Apraglutide Teduglutide Glepaglutide Increased GLP-2 receptor potency and selectivity1 72-hour half-life, compatible with weekly dosing2 Improved manufacturing, synthetic process

Corporate Presentation Improved Pharmacology: In Phase 2 Studies, Apraglutide is the Only GLP-2 to Show an Increase in Intestinal Absorption After Weekly Dosing *p<0.05 GLP-2, Glucagon-like peptide 2; SEM: Standard Error of Mean Eliasson J et al. DDW® 2021.15 Urinary Output Wet Weight Absorption Energy Absorption 0 200 400 600 800 1,000 Baseline End of Treatment 0 200 400 600 800 1,000 Baseline End of Treatment 0 250 500 750 1,000 1,250 1,500 Baseline End of Treatment 1,094*741* 560* C ha ng e fr om B as el in e, k J/ da y C ha ng e fr om B as el in e, g /d ay C ha ng e fr om B as el in e, g /d ay Mean +/- SEMMean +/- SEMMean +/- SEM 39% Relative Increase Only GLP-2 to demonstrate a statistically significant enhancement in energy absorption

Key Learning from Gattex Trials: Remnant Bowel Anatomy Can Have a Significant Impact on Patient Responses to GLP-2

Gattex displayed effects on PS volume reduction only in stoma patients[1] driving low adoption in CIC

Patient distribution:[2]	Stoma  ~45%	CIC  ~55%
Absorption deficits:[1]	Fluids & Nutrients	Mainly Nutrients
PS reduction in response to GLP-2 (Gattex*) vs. PBO[1]	Gattex (n=17): 40.3% PBO (n=16): 18.8%	Gattex (n=18): 23.3% PBO (n=20): 23.8%
Gattex U.S. penetration[2]:	46%	22%

Urinary output as the traditional marker for PS reduction overlooks nutrient changes which are more relevant for CIC patients

*At six months in the phase 3 study STEPS

GLP-2, glucagon-like peptide 2; PS, parenteral support; CIC, colon-in-continuity; PBO, placebo

1. Jeppesen PB et al. Gastroenterology. 2018; 2. Company Phase 3 feasibility and CRA Market Research, Nov 2019 (U.S. and EU5).

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VectivBio
Corporate Presentation

Corporate Presentation GOAL: New standard of care for ALL SBS-IF patients STARS Pivotal Program Designed to Support Broad and Differentiated Label SBS-IF, short bowel syndrome with intestinal failure; CIC, colon-in-continuity; PS, parenteral support17 • Novel Phase 3 study design, stratified to allow for anatomy-specific (stoma & CIC) secondary endpoints – More sensitive PS reduction methodology to enhance detection of responses in CIC patients – Potentially distinct label claim of benefit in CIC and stoma patients • STARS Nutrition designed to further quantify the therapeutic effects of apraglutide in CIC patients Ph 3 pivotal CIC-dedicated Ph 2 study Ph 3 long-term extension Pediatric pivotal Capitalizes on apraglutide’s unique pharmacology and key methodological improvements

Corporate Presentation Apraglutide (96 patients) Placebo (48 patients) PRIMARY ENDPOINT PS volume reduction in overall population SECONDARY ENDPOINTS Common and Anatomy-specific SECONDARY ENDPOINTS CIC-specific Week 24 Week 48 144 SBS-IF patients Two arms: placebo and apraglutide (weekly) 50/50 randomization for CIC and stoma Pivotal Global Phase 3 Study Designed to Establish a New Standard of Care for All SBS-IF Patients SBS-IF, short bowel syndrome with intestinal failure; CIC, colon-in-continuity; PS, parenteral support18 Anatomy-specific stratification allows for novel endpoints Improved PS reduction algorithm: adapted to remnant bowel anatomy to enhance signal detection Top-line results anticipated end of 2023

STARS Nutrition is the First Dedicated Phase 2 in CIC patients

Interim data anticipated H2 2022

Supplemental study to demonstrate and quantify absorption benefits in CIC

STARS nutrition

Up to 10 SBS-IF patients with CIC

Open label, baseline controlled

Weekly apraglutide

STUDY OBJECTIVES

Safety tolerability, PK, and absorption parameters

AT 4 & 52 WEEKS

Changes in absorption parameters
- wet weight absorption
- urine output
- energy absorption

Changes in stool output

AT 24 & 48 WEEKS

Changes in PS needs
- PS volume reduction
- % patients achieving ≥1 day off PS


Week 4
Week 24
Week 48
-1
0
4
Apraglutide
48
52
MB
MB
MB
Intestinal Absorption
PS reduction and wean off
Intestinal Absorption

19

CIC, colon-in-continuity; SBS-IF, short bowel syndrome with intestinal failure; PK, pharmacokinetics; PS parenteral support; MB, metabolic balance assessment

VectivBio Corporate Presentation

Apraglutide Can Significantly Expand the SBS-IF Market to >$2B

Apraglutide target product profile can enable market leadership position



Drivers of Market Growth
GLP-2 Revenue
Gattex in 2021 ~$670M*
Improved persistency (50% pts off Gattex @ 12 mos)
Increased adoption (< ½ stoma and ¼ CIC pts on therapy)
Expanded use outside the U.S. (only ~15% of Gattex sales ex-US)
>$2B
Apraglutide Target Product Profile
Enabled by improved pharmacology and development strategy
✓ Greater PS volume reduction in stoma and CIC patients
✓ Demonstration of enteral autonomy (days off, elimination of PS)
✓ Improved quality of life and symptoms (stool output)
✓ Less injection site reaction, abdominal pain and nausea1,2
✓ Weekly dosing,1,2 developing pre-filled syringe
GLP-2 Revenue*
Peak GLP-2 Revenue

*Takeda forecasted FY21 sales for Gattex, reported FY Q2 2021; 110 JPY to USD conversion rate

SBS-IF, short bowel syndrome with intestinal failure; GLP-2, Glucagon-like peptide 2; CIC, colon-in-continuity

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VectivBio Corporate Presentation

Apraglutide in Acute Graft Versus Host Disease (aGvHD)

Acute GvHD is a Life-Threatening Condition Resulting From Allogeneic Hematopoietic Stem Cell Transplant (HSCT)[1]

Significant unmet need for non-immunosuppressive treatments with greater efficacy and durability

Allogeneic HSCT

Bone marrow conditioning and transplantation

~26k patients/yr

U.S., Europe, Japan[2,3,4]

~30-50% develop aGvHD[4,5]

Acute GvHD

Donor immune cells attack the GI tract, skin and liver of the recipient[1]

Corticosteroids are 1st line SOC[5]

~50% become steroid refractory[6]

SR aGvHD

~50% mortality at 6 months[7]

~70% of aGvHD have GI involvement[8]

GI damage is a leading cause of morbidity and mortality[9]



GvHD, graft-versus-host disease; GI, gastrointestinal; SOC, standard of care; SR, steroid-refractory

1. Goker H et al. Exp Hematol. 2001; 2. D'Souza A et al. Blood Marrow Transplant. 2020; 3. Baldomero H et al. EBMT activity survey 2018; 4. Hematopoietic Cell Transplantation in Japan Annual Report of Nationwide Survey 2020. http://www.jdchct.or.jp/en/data/slide/2020; 5. Martin PJ et al..Biol Blood Marrow Transplant. 2012; 6. MacMillan ML et al. Biol Blood Marrow Transplant. 2002; 7. Malard F et al. Leukemia. 2020; 8. Zeiser R et al. N Engl J Med. 2020; 9. Naymagon S et al. Nat Rev Gastroenterol Hepatol. 2017

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VectivBio
Corporate Presentation

Strong Therapeutic Rationale for a GLP-2 Treatment to Protect and Regenerate the GI Tract

GLP-2 can restore GI function and reduce the need for immunosuppressive treatment

GI damage from conditioning, HSCT and GvHD[1,2]



Results in…[1,2]

- Reduced intestinal barrier function
- Intestinal inflammation
- Microbiome disruption
- Profound diarrhea and malnutrition
- Sepsis

GLP-2 therapy may regenerate and protect the GI tract damaged by aGvHD

Physiological properties of GLP-2[3]

- ↑ Enterocyte Proliferation
- ↑ Intestinal Barrier Function
- ↑ Intestinal Blood Perfusion
- ↓ Epithelial Damage
- ↓ GI Dysbiosis

GLP-2, glucagon-like peptide 2; GI, gastrointestinal; HSCT, hematopoietic stem cell transplant; GvHD, graft-versus-host disease

1. Ghimire et al. Front Immunol. 2017; 2. Fredricks DN. J Clin Invest. 2019; 3. Drucker DJ. Gastroenterology. 2002

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VectivBio Corporate Presentation

Corporate Presentation Apraglutide, a Novel Regenerative Medicine Approach to GI aGvHD GI, gastrointestinal; aGvHD, acute graft-versus-host disease; TBI, total body irradiation; BMT, bone marrow transplant; Gy, Gray (unit); GLP-2, Glucagon-like peptide 2 1. Data on file. VectivBio. Basel, Switzerland; 2. Norona et al. European Society for Blood and Marrow Transplantation Conference, March 2021, Abstract OS9-1 and oral presentation.24 0 20 40 60 80 100 5 6 7 8 9 10 11 12 13 14 Su rv iv al (% ) Days Post-Transplant TBI-BMT Model (7.0 Gy) 5/5 4/10 0/10 TBI only TBI/BMT + Vehicle TBI/BMT + apraglutide Compelling data support the therapeutic potential in aGvHD Change in Stools Per Day Change in Albumin Normal range: 3.5 – 5.5 g/dl Clinical signs of GI GvHD improved in all six patients with a decline in the frequency of diarrhea Serum albumin levels increased in all patients, a parameter indicating a positive impact on patients’ nutritional status Preclinical findings of apraglutide showed reduced mortality1 Clinical findings of GLP-2 showed a significant impact on steroid refractory GI aGvHD2

Corporate Presentation STUDY OBJECTIVES Safety and tolerability; PK; efficacy measures including RR, DOR, survival-related outcomes Weekly Dose Level 1 Apraglutide + SS/rux Weekly Dose Level 2 Apraglutide + SS/rux External control Follow up to 2 years Patients with steroid- refractory acute GI GvHD in combination with systemic steroids + ruxolitinib 36 patients >12 years and older Double-blinded to dose, externally-controlled First-In-Class Phase 2 Proof of Concept Study in GI aGvHD GI, gastrointestinal; aGvHD, acute graft-versus-host disease; PK, pharmacokinetics; RR, response rate; DOR, duration of response; SS, systemic steroids; rux, ruxolitinib25 Potential to quickly transition to pivotal study Up to 90 days treatment Interim data anticipated H1 2023

Corporate Presentation Apraglutide Has the Potential to Be a Pipeline in a Product with Broad Therapeutic Application Acute GvHDAdult SBS-IF Prophylaxis Other transplant settings Pediatric SBS-IF Earlier use in SBS Liver Other acute and chronic conditions EXPANSION OPPORTUNITIES Other GI LONG PATENT EXCLUSIVITY Short Bowel Syndrome Graft vs. Host Disease Other Rare Diseases 26

Comet Platform

Corporate Presentation • Genetic loss of key enzymes required for cellular metabolism • Failure of energy production and accumulation of toxic metabolites • 1 in 800 births • Diagnosed in infancy • Recurrent metabolic crises • Coma and high risk of death • Progressive organ damage – Brain – Heart – Kidney – Liver • Impaired growth and severe neurodevelopmental delay Inherited Metabolic Diseases (IMD) Are Severe, Life-Threatening Genetic Disorders Yang, L et al. Sci Rep. 2020. What is an IMD? Clinical Presentation Standard of care: intensive care, supportive and dietary management, liver or kidney transplant in selected cases Enzymatic defects result in common pathophysiology and clinical presentation No Approved Treatments 28

IMDs Fall Into Groups That Share Common Affected Pathways

Enzyme deficits impair substrate metabolism and coenzyme A (CoA) availability, resulting in cellular energy failure and toxicity

PROTEINS	FATS	CARBOHYDRATES
Amino Acids / Nitrogen	Fatty Acids	Glucose

Mutations of enzymes results in loss of key catabolic functions

↓

Reduction in functional CoA

↓

Cellular energy failure and toxicity

PROTEINS	FATS	CARBOHYDRATES
Organic Acid Disorders Amino Acidopathies Urea Cycle Disorders e.g., MMA, PA, OTCD	Fatty Acid Oxidation Disorders e.g., MCAD	Carbohydrate Metabolism Disorders e.g., Galactosemia

IMD, inherited metabolic disease; MMA, methylmalonic acidemia; PA, propionic acidemia; OTCD, ornithine transcarbamylase deficiency; MCAD, medium chain acyl-CoA dehydrogenase deficiency

Data on file. VectivBio. Basel, Switzerland

29

VectivBio
Corporate Presentation

Comet Platform Designed to Address IMD Clusters by Providing CoA Precursor and Disease-Relevant Cargos

Small molecule proprietary chemistry based on a stabilized pantetheine backbone

Pantetheine



OH
HO
H
N
O
H
N
O
SH

Natural precursor to CoA:

- Cannot enter cells and replenish CoA
- Unstable, rapidly cleaved by Vanin-1 to generate toxic cysteamine

Stabilized Pantetheine



R1
OH
H
N
O
H
N
O
R2

Proprietary modifications enable:

- Enhanced stability, cell entry and integration into CoA biosynthesis
- Delivery across all organ systems, including CNS
- Addition of critical metabolic intermediates as cargos[1]

Specific conjugated cargos to target IMD clusters

Cargo	Molecule	Targeted IMDs
Succinate	VB-1197	Organic acidemias
Undisclosed	VB-1200	Urea cycle disorders
Undisclosed	VB-1300	Fatty acid oxidation disorders
Undisclosed	VB-1400	Amino acidopathies

MD, inherited metabolic disease; R1, R2: Proprietary protective/stabilization modifications

1. Can carry up to 3 conjugated cargos per pantetheine backbone

Data on file. VectivBio. Basel, Switzerland

30

VectivBio
Corporate Presentation

Comet Platform Aims to Transform the Treatment of IMDs

Modular approach to address a broad range of severe metabolic disorders

Comet pipeline addresses potentially > 75,000 patients

Patients in US & EU	Comet	
26,000[1]	Methylmalonic, Propionic Acidemia & Other Organic Acidemias	VB-1197
26,000[2]	Urea Cycle Disorders	VB-1200
16,000[3]	Fatty Acid Oxidation Disorders	VB-1300
8,000[4]	Amino Acidopathies	VB-1400

Broad intellectual property portfolio with projected composition of matter protection to at least 2040

Novel clinical strategies support rapid development of first-in-class treatments

- Each molecule can address multiple IMDs with common underlying metabolic defects
- Overlapping clinical endpoints allow for basket trials
- Biochemical endpoints allow efficient biomarker-enabled drug development with small, seamless trials
- IMDs are commonly diagnosed through standard newborn screening

IMD, inherited metabolic disease

1. Villani GR et al. Clin Exp Med. 2017 Aug;17(3):305-323; 2. Brusilow SW, Horwich AL. Urea cycle enzymes. In: Scriver CR, Beaudet AL, Sly WS, Valle D (eds.). The Metabolic and Molecular Bases of Inherited Disease, 8th ed., New York: McGrawHill, 2001:1909–1963; 3. Marsden D et al. Genet Med. 2021 May;23(5):816-829; 4. Wasim M et al. Biochem Genet. 2018 Apr;56(1-2):7-21

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VectivBio Corporate Presentation

Near-Term Value Drivers

Corporate Presentation Becoming a Fully Integrated, Multi-Product Rare Disease Leader Comet Platform enables the targeting of multiple IMDs: • 4 small molecule programs, first human study to start in 2023 Cash position* to carry the Company beyond STARS Phase 3 topline results Multiple clinical readouts within the next 24 months 33 Apraglutide, a pipeline-in-a-product targeting a blockbuster opportunity across multiple indications • Ph 3 STARS program ongoing in Short Bowel Syndrome-Intestinal Failure (SBS-IF) • Ph 2 in GI acute Graft-versus-Host Disease (aGvHD) • Lifecycle expansion and commercial strategy underway IMD, inherited metabolic disease *2021 year-end cash: $103 million

Corporate Presentation Key Upcoming Catalysts 2022 2023 • Phase 3 Top-Line Results: End of 2023 • Interim Data: H2 34 • Entry into Human Trials: H2 • Interim POC Data: H1

Nasdaq: VECT